Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES ACCEPTANCE OF A SIGNED COMMITMENT LETTER FROM ALPHA BANK A.E. TO REFINANCE EXISTING FACILITIES

ATHENS, GREECE, June 24, 2025 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that it has accepted a commitment letter whereby it intends to enter into an agreement for a refinancing of the existing loan outstanding of  US$29,750,000 with Alpha Bank A.E. (the “Facility”) through two separate wholly-owned subsidiaries of the Company. This Facility is subject to the completion of customary closing conditions and the execution of a final loan agreement by the Company and its lenders. Proceeds from the Facility will be used to refinance in full the existing indebtedness maintained with Alpha Bank and secured by the M/T P. Long Beach and the M/T P. Aliki. This Facility shall bear interest at the rate of SOFR plus 1.90% per annum.

The Facility will be repayable in twenty (20) consecutive quarterly installments of US$1,050,000 each, and concurrent with the twentieth quarterly installment, the Company will owe a balloon payment of US$8,750,000 in mid-2030.

Commenting on the refinancing facility, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“The commitment letter from Alpha Bank underscores our Company’s strong and enduring relationships with its lenders. The competitive terms of this refinancing loan facility reflect both our robust financial position and the continued confidence and support of our lending partners. Indicatively, our financing costs will be significantly reduced, with average payable margins decreasing by 23% compared to the existing loan agreements, while the amortization profile remains unchanged. Additionally, with the extension of loan maturities by more than two and a half years the Company has no substantial debt maturities scheduled prior to mid-2030.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire, future market conditions and the prospective financing and employment of our vessels. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas or Iran, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.